Filed Pursuant to Rule 253(g)(2)

File No. 024-10691

Fundrise For-Sale Housing eFund - Los Angeles CA, LLC

SUPPLEMENT NO. 12 DATED SEPTEMBER 4, 2020

TO THE OFFERING CIRCULAR DATED MAY 10, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise For-Sale Housing eFund – Los Angeles CA, LLC (“we”, “our”, “us” or the “Company”), dated May 10, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 22, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose certain recent ongoing developments related to a potential merger with Fundrise National For-Sale Housing eFund, LLC and Fundrise For-Sale Housing eFund – Washington DC, LLC.

Recent Ongoing Developments in our Business

As previously disclosed on June 24, 2020, our Manager, in an effort to consolidate operations and maximize returns to our shareholders, commenced internal discussions regarding a potential merger with an affiliate of our sponsor, Fundrise National For-Sale Housing eFund, LLC (“National eFund”). As a result of further deliberations, our Manager has determined that it is appropriate to include another affiliate of our sponsor, Fundrise For-Sale Housing eFund – Washington DC, LLC (“DC eFund” and, together with National eFund, the “Target eFunds”), in the potential merger. No definitive plan or agreement of merger has been finalized at this time, but we intend that any potential merger could be completed by the end of the fourth quarter of 2020. We intend that any potential merger would involve the Target eFunds merging with and into us and would be structured as a stock for stock merger. In exchange for their shares in the Target eFunds, shareholders of the Target eFunds would receive shares in our Company based on the respective and most recently announced NAV per share amounts for all companies. Pursuant to our and the Target eFunds’ operating agreements, the Manager has the right to consummate the merger, subject to approval of the Independent Representative, and shareholder consent is not required.